SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

or

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No: 1-6926

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  Bard Employees' Savings Trust 401(k) Plan

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

Items 1 through 3: Not required; see Item 4 below.

Item 4. Financial Statements and Exhibits.

a) Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits - December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2003 and 2002

Notes to Financial Statements

Supplemental Schedules

1). Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

- December 31, 2003

2). Schedule H, Line 4j - Schedule of Reportable Transactions

- Year ended December 31, 2003

      Exhibits
        Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Bard Employees' Savings Trust 401(K) Plan

(Name of Plan)

By: Todd C. Schermerhorn/s/

Todd C. Schermerhorn

Senior Vice President and Chief Financial Officer

Dated: June 25, 2004

Bard Employees' Savings Trust 401(k) Plan

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

Bard Employees' Savings Trust 401(k) Plan

Index

Page

Report of Independent Registered Public Accounting Firm 1

Statements of Net Assets Available for Benefits - December 31, 2003 and 2002 2

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2003 and 2002 3

Notes to Financial Statements 4-10

Supplemental Schedules

1 Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes - December 31, 2003 11

2 Schedule H, Line 4j - Schedule of Reportable Transactions - Year ended December 31, 2003 12

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Bard Employees' Savings Trust 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bard Employees' Savings Trust 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the years in the two year period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bard Employees' Savings Trust 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the years in the two year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2003, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic 2003 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The 2003 supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey

June 23, 2004

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
	2003	2002
Assets:
Investments (note 3)	$184,374,617	$139,778,930
Loans to participants	2,951,357	2,748,311
Total assets	187,325,974	142,527,241
Receivables:
Participants' contributions	420,224	325,929
Employer's contributions	--	124,977
Total receivables	420,224	450,906
Net assets available for benefits	$187,746,198	$142,978,147
See accompanying notes to financial statements.

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2003 and 2002
	2003	2002
Additions:
Investment income:
Interest and dividend income	$3,044,051	$3,012,700
Interest income, participant loans	189,617	231,925
Net (depreciation) appreciation in fair value of investments
(note 3)	37,306,242	(22,168,157)
	40,539,910	(18,923,532)
Contributions:
Employer	3,763,902	3,414,312
Participant	13,825,644	12,012,311
	17,589,546	15,426,623
Total (deductions) additions	58,129,456	(3,496,909)
Deductions:
Payment of benefits	13,361,405	14,059,098
Net (decrease) increase	44,768,051	(17,556,007)
Net assets available for benefits:
Beginning of year	142,978,147	160,534,154
End of year	$187,746,198	$142,978,147
See accompanying notes to financial statements.

BARD EMPLOYEE'S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1) Plan Description

The following description of the Bard Employees' Savings Trust 401(k) Plan (the Plan) is provided for general information purposes. Participants of the Plan should refer to the plan document for more detailed and complete information.

(a) Background

The Plan is a defined contribution plan for which contributions are made by C. R. Bard, Inc. (the Company) and plan participants. Effective January 1, 1998, company matching contributions were designated as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the Code). This portion of the Plan invests primarily in qualifying employer securities. All domestic employees of the Company, not covered by a collective bargaining agreement, who have been scheduled for 1,000 hours of service, are eligible to participate in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Plan participants may elect to make tax deferred contributions through payroll deductions between 1% and 25% of their compensation, as defined by the Plan. Compensation eligible for contributions to the Plan includes base pay, overtime and commissions. The Company matches 100% of participants' contributions up to the first 2% of their compensation and 25% of contributions between 2% and 4% of their compensation. The Company may elect, at its discretion, to make additional matching contributions. However, matching contributions (when aggregated with elective deferral contributions) are not to exceed the maximum tax deductible amount, in accordance with current federal tax regulations.

As of December 31, 2003, participants may direct their contributions to be invested in any of the following investment funds:

Vanguard 500 Index Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price index, a widely recognized benchmark of U.S. stock market performance.

Vanguard International Growth Fund - Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Vanguard LifeStrategy Conservative Growth Fund - Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

BARD EMPLOYEE'S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Vanguard LifeStrategy Growth Fund - Seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

Vanguard LifeStrategy Moderate Growth Fund - Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

Vanguard Mid-Cap Index Fund - Seeks to track the investment returns of the S&P 400 MidCap Index, which measures the performance of the stocks of all regularly traded midsize companies. This fund provides a way to match the performance of companies with market capitalizations of $1.5 billion to $13 billion.

Vanguard Prime Money Market Fund - Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

Vanguard PRIMECAP Fund - Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

Vanguard Small-Cap Index Fund - Seeks to track the investment returns of the Russell 2000 Index, which measures the performance of the 2,000 smallest companies out of the 3,000 largest U.S. companies. This fund provides a way to match the performance of a diversified group of small companies.

Vanguard Total Bond Market Index Fund - Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Wellington Fund - Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

Vanguard Retirement Savings Trust - Seeks to provide collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts, and bond mutual funds.

Bard Common Stock Fund - Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

BARD EMPLOYEE'S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

All employee contributions are fully vested and nonforfeitable. Participants may transfer or redirect their contributions each day that the New York Stock Exchange is open for business. Company contributions are invested solely in the Bard Common Stock Fund and may be made in cash or company stock.

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(c) Forfeitures

At December 31, 2003, the total assets of the Plan include forfeited nonvested amounts totaling $19,320. These amounts will be used to reduce future company matching contributions. Also, in 2003, employer contributions were reduced by $523,867 from forfeited nonvested accounts.

(d) Vesting

Participants are vested in the Company's matching contribution as follows:

Years of Service	% Vested
Under 2	0%
2 but < 3	25%
3 but < 4	50%
4 but < 5	75%
5 or more	100%

(e) Loans to Plan Participants

Under the terms of the Plan, participants may borrow from their account balances with interest charged at the prime rate. A participant may borrow up to one-half of their vested account balance, limited to $50,000. The loan must be repaid pursuant to a fixed payment schedule not to exceed five years from the date of the loan, unless such loan is for the purchase of a primary residence, in which case the loan may be repaid within fifteen years.

(f) Income Allocations

Investment income for an accounting period shall be allocated to participants' accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

BARD EMPLOYEE'S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(g) Distributions

Participants will receive the full amount of their vested account balance when one of the following events occurs: normal retirement, termination of service, death or disability. Early withdrawals are permitted at the participant's request after attainment of age 59-1/2. Certain hardship withdrawals are also permitted. Distributions may be made in a lump sum payment or in a series of installments over three to ten years.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Valuation of Investments

Investments in all funds are in the form of units of participation within the account, with the unit value of each account calculated periodically by the trustee reflecting transaction gains and losses, appreciation or depreciation of the market value of the account investments, interest and dividends. The net appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statement of changes in net assets available for benefits.

(c) Plan Administration

Under a trust agreement dated January 1, 1998, Vanguard Fiduciary Trust Company is the appointed trustee of the Plan and administers the Plan's assets together with the income therefrom. All expenses incurred for the Plan by the trustee and the Company may be either paid by the Company or from the assets of the Plan. Substantially all expenses of the Plan were paid by the Company during 2003.

(d) Basis of Accounting

Accounting records maintained by the trustee are on the accrual basis of accounting. Investment transactions are recorded on a trade date basis. All Plan assets had a readily determinable market value as of December 31, 2003 and 2002.

(e) Tax Status

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated December 4, 2001, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

BARD EMPLOYEE'S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(f) Payments of Benefits

Benefits are recorded when paid.

(g) Risks and Uncertainties

The assets for the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates and changes in the equity markets have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates and equity prices do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, stock and bond market fluctuations, interest rate changes, economic conditions and world affairs.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with exception of the Bard Common Stock Fund, which principally invests in a single security.

(3) Investments

At December 31, 2003 and 2002, the Plan's assets were allocated among various investment funds.

The following investments represent 5% or more of the Plan's net assets available for benefits at December 31, 2003 and 2002:

	2003	2002
Vanguard 500 Index Fund, 424,269 and 411,733 units, respectively	$43,559,718	$33,412,156
Bard Common Stock Fund, 2,839,247 and 2,850,122 units, respectively*	72,883,476	52,328,231
Vanguard PRIMECAP Fund, 307,643 and 274,402 units, respectively	16,317,382	10,608,378
Vanguard Retirement Savings Trust, 24,034,394 and 21,897,934 units, respectively	24,034,394	21,897,934
* Nonparticipant directed

BARD EMPLOYEE'S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $37,306,242 as follows:
Bard common stock	$20,919,733
Mutual funds	16,386,509
$37,306,242

(4) Related-Party Transactions

As of December 31, 2003 and 2002, the Plan holds 897,027 and 902,210 shares of C.R. Bard, Inc. common stock, respectively, with a market value of $72,883,476 and $52,328,231 at December 31, 2003 and 2002, respectively. Certain plan investments are shares of various funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions are considered related-party transactions.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

(6) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant directed investments is as follows:

	December 31
	2003	2003
Bard Common Stock Fund, 897,027 and 902,210 shares, respectively	$72,883,476	$52,328,231
Contribution receivable	34,557	151,524
	$72,918,033	$52,479,755

BARD EMPLOYEE'S SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

	Year Ended
	December 31,
	2003	2002
Change in net assets:
Contributions	$ 5,523,688	$ 4,942,188
Other additions	1,072	- - -
Net appreciation in fair value of investments	20,919,733	(6,174,892)
Payment of benefits	(4,443,257)	(4,485,399)
Participant loan withdrawals	(687,191)	(570,381)
Other deductions	(5,335)	(10,830)
Transfers to participant-directed investments	(870,432)	(2,518,571)
	$20,438,278	$(8,817,905)

							Schedule 1
BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 2003
		Description of investments including
	Identity of issue, borrower,	maturity date, number of shares or units,					Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value				Cost	value
	Vanguard Retirement Savings Trust*	Units of participation in Vanguard Retirement
	The Vanguard Group		Savings Trust, 24,034,394 units, $1.00 per unit			$24,034,394	24,034,394
	Vanguard 500 Index Fund*	Units of participation in Vanguard 500 Index Fund,
	The Vanguard Group		424,269 units, $102.67 per unit			41,966,234	43,559,718
	Vanguard International Growth Fund*	Units of participation in Vanguard International
	The Vanguard Group		Growth Fund, 125,762 units, $16.13 per unit			2,090,820	2,028,542
	Vanguard LifeStrategy Conservative Growth Fund*	Units of participation in Vanguard LifeStrategy Conservative
	The Vanguard Group		Growth Fund, 56,794 units, $14.54 per unit			803,445	825,779
	Vanguard LifeStrategy Growth Fund*	Units of participation in Vanguard LifeStrategy
	The Vanguard Group		Growth Fund, 147,949 units, $18.16 per unit			2,617,494	2,686,753
	Vanguard LifeStrategy Moderate Growth Fund*	Units of participation in Vanguard LifeStrategy
	The Vanguard Group		Moderate Growth Fund, 179,480 units, $16.61 per unit			2,871,049	2,981,169
	Vanguard Prime Money Market Fund*	Units of participation in Vanguard Prime
	The Vanguard Group		Money Market Fund, 4,275,573 units, $1.00 per unit			4,275,573	4,275,573
	Vanguard PRIMECAP Fund*	Units of participation in Vanguard
	The Vanguard Group		PRIMECAP Fund, 307,643 units, $53.04 per unit			16,616,063	16,317,382
	Vanguard Total Bond Market Index Fund*	Units of participation in Vanguard Total Bond
	The Vanguard Group		Market Index Fund, 487,833 units, $10.31 per unit			4,968,587	5,029,558
	Vanguard Wellington Fund*	Units of participation in Vanguard Wellington Fund,
	The Vanguard Group		144,051 units, $28.81 per unit			3,919559	4,150,108
	Vanguard Midcap Index Fund*	Units of participation in Vanguard Midcap
	The Vanguard Group		Index Trust, 231,243 units, $13.13 per unit			2,686,466	3,036,225
	Vanguard Small Cap Index Fund*	Units of participation in Vanguard Small Cap
	The Vanguard Group		Index Fund, 113,537 units, $22.60 per unit			2,151,829	2,565,940
	Bard Common Stock Fund*	Units of participation in Bard Common
	The Vanguard Group		Stock Fund, 2,839,247 units, $25.67 per unit			36,928,240	72,883,476
	Other	With interest rates ranging from 5.25% to 10.50% and maturing
	Participant loans		through 2018			2,951,357	2,951,357
	*Represents a party-in-interest.					$148,881,110	187,325,974
	See accompanying independent auditors' report.		- 11 -
							Schedule 2
BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2003
						Current value
						of asset on
Identity of party	Number of		Purchase	Selling	Cost of	transaction	Net gain
involved	Description of assets	transactions	price	price	asset	date	(loss)
The Vanguard Group	Vanguard 500 Index Inv		$6,120,734	-	-	6,120,734	-
The Vanguard Group	Vanguard 500 Index Inv		-	4,938,496	5,440,313	4,938,496	(501,817)
The Vanguard Group	Vanguard Retirement Savings Trust		6,892,734	-	-	6,892,734	-
The Vanguard Group	Vanguard Retirement Savings Trust		-	4,756,274	4,756,274	4,756,274	-
	Bard Common Stock Fund		8,021,017	-	-	8,021,017	-
	Bard Common Stock Fund		-	8,385,327	5,327,665	8,385,327	3,057,663
Reportable transactions are those purchases and sales of the same security which individually or in the aggregate exceed 5% of plan assets at January 1, 2003.

See accompanying independent auditors' report.

Consent of Independent Registered Public Accounting Firm

To the Retirement Committee of the Bard Employees' Savings Trust 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-30217) on Form S-8 of C. R. Bard, Inc. of our report dated June 23, 2004, with respect to the statements of net assets available for benefits of the Bard Employees' Savings Trust 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the years in the two year period ended December 31, 2003, which report appears in the December 31, 2003 Form 11-K of the Bard Employees' Savings Trust 401(k) Plan.

/s/ KPMG LLP

Short Hills, New Jersey

June 23, 2004